                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          UNITED AIR SPECIALISTS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                        COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                205206-90928820
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               MARCIA S. BLAYLOCK
                                  CLARCOR INC.
                               2323 SIXTH STREET
                                 P.O. BOX 7007
                            ROCKFORD, ILLINOIS 61125
                                 (815) 962-8867
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               SEPTEMBER 23, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

         CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [x]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13d-7):

         NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                         (CONTINUED ON FOLLOWING PAGES)





                               PAGE 1 OF 12 PAGES

--------------------------                                  --------------------
CUSIP No.  205206-90928820              13D                 Page 2 of 12 pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CLARCOR Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    NOT APPLICABLE
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                  | 7   SOLE VOTING POWER
                  |     0
    NUMBER OF     |-------------------------------------------------------------
      SHARES      | 8   SHARED VOTING POWER
   BENEFICIALLY   |     1,617,825
     OWNED BY     |-------------------------------------------------------------
  EACH REPORTING  | 9   SOLE DISPOSITIVE POWER
    PERSON WITH   |     0
                  |-------------------------------------------------------------
                  | 10  SHARED DISPOSTIVE POWER
                  |     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,617,825
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    52.2% (approximately 50% on a fully diluted basis)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No.  205206-90928820              13D                 Page 3 of 12 pages
--------------------------                                  --------------------


ITEM 1.          SECURITY AND ISSUER

                 This Schedule 13D relates to the Common Stock, without par value (the "UAS Common Stock"), of United Air Specialists, Inc., an Ohio corporation ("UAS"), which has its principal executive offices at 4440 Creek Road, Cincinnati, Ohio 45212.

ITEM 2.          IDENTITY AND BACKGROUND

                 (a) - (e) This Schedule 13D is being filed by CLARCOR Inc., a Delaware corporation ("CLARCOR"). CLARCOR is a diversified marketer and manufacturer of mobile, industrial and environmental filtration products and packaging products for both domestic and international markets.

                 The address of CLARCOR's principal business office is 2323 Sixth Street, P.O. Box 7007, Rockford, Illinois 61125. Attached to this
Schedule 13D as Schedule I is a list of the directors and executive officers of CLARCOR and the business address and principal occupation or employment of each director and executive officer.

                 During the last five years, neither CLARCOR nor, to the knowledge of CLARCOR, any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLARCOR or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                 (f) CLARCOR is a Delaware corporation. Each of the persons listed on Schedule I is a citizen of the United States of America, except for Mr. Moreau, who is a citizen of Canada.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 On September 23, 1996, CLARCOR entered into an Agreement and Plan of Merger (the "Merger Agreement") with CUAC Inc., an Ohio corporation and a wholly-owned subsidiary of CLARCOR ("Sub"), and UAS. The Merger Agreement provides for a merger (the "Merger") of Sub with and into UAS, with UAS surviving as a wholly-owned subsidiary of CLARCOR.

                 Pursuant to the Merger Agreement, each share of Common Stock, without par value, of UAS ("UAS Common Stock"), outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned directly or indirectly by CLARCOR or UAS, which shares will be cancelled) will be converted into .3698577 (the "Conversion Number") of a share of Common Stock, par value $1 per share, of CLARCOR ("CLARCOR Common Stock"), including the corresponding number of rights to purchase shares of Series B Junior Participating Preferred Stock of CLARCOR. The Conversion Number is subject to adjustment based on the number of fully diluted shares of UAS Common Stock outstanding immediately prior to the Effective Time. Approximately 1.2 million shares of CLARCOR Common Stock would become issuable pursuant to the Merger Agreement, which would represent an increase of approximately 8.1% over the number shares of CLARCOR Common Stock currently outstanding.

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CUSIP No.  205206-90928820              13D                 Page 4 of 12 pages
--------------------------                                  --------------------

                 Each holder of a certificate representing prior to the Effective Time shares of UAS Common Stock will cease to have any rights with respect thereto after the Merger, except the right to receive (i) certificate(s) representing the shares of CLARCOR Common Stock into which such shares of UAS Common Stock have been converted, (ii) certain dividends and other distributions previously withheld in accordance with Section 1.7 of the Merger Agreement pending the exchange of stock certificate(s) and (iii) any cash, without interest, to be paid in lieu of any fractional share of CLARCOR Common Stock in accordance with Section 1.8 of the Merger Agreement. Notwithstanding the foregoing, holders of UAS Common Stock will be entitled to appraisal rights in accordance with applicable Ohio law.

                 At the close of trading on September 23, 1996 prior to the public announcement of the Merger, the closing price for CLARCOR Common Stock on the New York Stock Exchange was 21-3/4 and for UAS Common Stock on the Nasdaq was 4 1/2.

                 In connection with the execution of the Merger Agreement, Mr. Durwood G. Rorie, Jr., Mrs. Margaret Stewart Rorie and Mr. William A. Cheney, who collectively beneficially owned 1,617,825 shares of UAS Common Stock on September 23, 1996, entered into agreements with CLARCOR obligating them to vote such shares in favor of the Merger (the "Stockholder Agreements"). Messrs. Rorie and Cheney also entered into non-compete agreements with UAS and CLARCOR which are to become effective at the Effective Time of the Merger.

                 Other than the shares of CLARCOR Common Stock to be received by the holders of UAS Common Stock pursuant to the Merger Agreement, there is no separate or additional consideration payable to Mr. Rorie, Mrs. Rorie or Mr. Cheney under the Stockholder Agreements. The Merger Agreement and the Stockholder Agreement are listed as Exhibits (a), (b), (c) and (d) under Item 7 hereof, respectively, and are incorporated into this Item 3 by reference.

                 Neither CLARCOR nor any person named in Schedule I to Item 2 hereof had invested any funds in UAS Common Stock as of September 23, 1996.

ITEM 4.          PURPOSE OF TRANSACTION

                 The respective obligations of each party to effect the Merger are subject to the fulfillment of certain conditions, including the following:
(a) adoption of the Merger Agreement by the shareholders of UAS; (b) authorization upon official notice of issuance of the listing on the New York Stock Exchange of the CLARCOR Common Stock to be issued in the Merger; (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (d) receipt of certain other governmental consents or approvals; (e) effectiveness of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the CLARCOR Common Stock to be issued in connection with the Merger; and (f) the absence of any law, rule, regulation, executive order, decree, injunction or other order then having the effect of making the Merger or the transactions contemplated by the Merger Agreement illegal.

                 The obligation of UAS to effect the Merger is subject to the fulfillment of certain conditions, including the following: (a) the accuracy, in all material respects, of the representations and warranties made by CLARCOR and Sub in the Merger Agreement and the performance by CLARCOR and Sub, in all

--------------------------                                  --------------------
CUSIP No.  205206-90928820              13D                 Page 5 of 12 pages
--------------------------                                  --------------------

material respects, of their respective agreements contained in the Merger Agreement; (b) the receipt by UAS of an opinion of counsel in respect of certain tax matters; (c) the receipt by UAS of an opinion of counsel to CLARCOR as to certain corporate and securities matters; (d) the receipt by UAS of the opinion of Ohio counsel to CLARCOR as to certain matters; (e) CLARCOR having received certain consents required under the Merger Agreement; (f) the non-compete agreements with Messrs. Rorie and Cheney being effective at the Effective Time; and (g) there having been no Material Adverse Change (as defined in the Merger Agreement) with respect to CLARCOR.

                 The obligation of CLARCOR to effect the Merger is subject to the fulfillment of certain conditions, including the following: (a) the accuracy, in all material respects of the representations and warranties made by UAS in the Merger Agreement and the performance by UAS, in all material respects, of its agreements contained in the Merger Agreement; (b) the receipt by CLARCOR of an opinion of counsel in respect of certain tax matters; (c) the receipt by CLARCOR of an opinion of counsel to UAS as to certain corporate matters; (d) the receipt by CLARCOR of an opinion of counsel to UAS as to certain securities matters; (e) UAS having received certain consents required under the Merger Agreement; (f) CLARCOR having received written agreements from affiliates of UAS described in Section 5.5 of the Merger Agreement; (g) there having been no action threatened or pending before a Governmental Entity (as defined in the Merger Agreement) brought as a result of the Merger Agreement or the transactions contemplated thereby which, if the Governmental Entity were to prevail, would reasonably be expected to have a Material Adverse Effect upon CLARCOR or UAS; (h) the receipt by CLARCOR of an opinion of its accountants with respect to pooling of interests accounting treatment for the Merger; (i) the non-compete agreements with Messrs. Rorie and Cheney being effective at the Effective Time; (j) the holders of not more than 10% of the shares of issued and outstanding UAS Common Stock having demanded appraisal rights; and
(f) there having been no Material Adverse Change with respect to UAS.

                 If the Merger is consummated: (a) UAS will become a wholly-owned subsidiary of CLARCOR; (b) the Articles of Incorporation of UAS will be amended as set forth in the Merger Agreement; (c) the Code of Regulations of UAS as in effect immediately prior to the Merger will remain in effect; (d) UAS Common Stock will cease to be publicly traded and will no longer be included for listing on The Nasdaq Stock Market; and (e) UAS will cease to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

                 There can be no assurance that the conditions specified in the Merger Agreement will be satisfied or waived or that the Merger will be consummated, although CLARCOR knows of no reason why the Merger will not be consummated.

                 The Merger Agreement and the Stockholder Agreements are listed as Exhibits (a), (b), (c) and (d) under Item 7 hereof, respectively, and are incorporated into this Item 4 by reference.

--------------------------                                  --------------------
CUSIP No. 205206-90928820              13D                  Page 6 of 12 Pages
--------------------------                                  --------------------

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 As of the date of this report, pursuant to the Stockholder Agreements, CLARCOR may be deemed to beneficially own an aggregate of 1,617,825 shares of UAS Common Stock. Mr. Cheney has represented to CLARCOR that he is the beneficial owner of 623,977 shares of UAS Common Stock. Mr. Rorie has represented to CLARCOR that he is the beneficial owner of 468,770 shares of UAS Common Stock, including in such total pursuant to Rule 13d-3, 187,500 shares subject to options to purchase UAS Common Stock held by Mr. Rorie. Mrs. Rorie has represented to CLARCOR that she is the beneficial owner of 525,078 shares
of UAS Common Stock.   UAS represented to CLARCOR in the Merger Agreement that
as of the date thereof there were 2,908,828 shares of UAS Common Stock Outstanding. Assuming the exercise of Mr. Rorie's options, the shares that CLARCOR may be deemed to beneficially own by virtue of the Stockholder Agreements represent 52.2% of the outstanding shares of UAS Common Stock. On a fully diluted basis such percentage is approximately 50%. Although CLARCOR may be deemed to have shared voting power over the shares of UAS Common Stock covered by the Stockholder Agreements, CLARCOR has no dispositive power over those shares.

                 Except as described in this Item 5, neither CLARCOR nor any person named in Schedule I to Item 2 hereof beneficially owned shares of the UAS Common Stock as of September 23, 1996, or had any transactions in the UAS Common Stock during the preceding 60 days. In addition, neither the filing of this Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that CLARCOR is the beneficial owner of any shares of UAS Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 As described above in Item 3, in connection with the Merger Agreement, Messrs. Rorie and Cheney and Mrs. Rorie each entered into separate Stockholder Agreements, which provide, in part, that Messrs. Rorie and Cheney and Mrs. Rorie, respectively:

                 (a) will vote all shares of UAS Common Stock held by such stockholder at the date of the Stockholder Agreement, together with any shares thereafter acquired (the "Shares"), in favor of the Merger and the adoption of the Merger Agreement, and that they will not enter into any agreement or understanding inconsistent with their respective Stockholder Agreements;

                 (b) will vote all Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of UAS under the Merger Agreement;

                 (c) except as otherwise agreed to in writing by CLARCOR, will vote all Shares against: (i) any extraordinary corporate transaction, such as a merger, consolidation, or other business combination involving UAS or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of UAS or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iii) any change in the Board of Directors of UAS; (iv) any change in the present capitalization of UAS or any amendment to UAS's Articles of Incorporation or Code of Regulations; (v) any change in the UAS's corporate structure or

-------------------------                                   -------------------
CUSIP No. 205206-90928820        13D                        Page 7  of 12 Pages
-------------------------                                   -------------------




         business; or (vi) any other action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to CLARCOR of the Merger and the actions or transactions contemplated by the Merger Agreement .

                 Messrs. Rorie and Cheney and Mrs. Rorie further agreed, among other things, (i) not to solicit third parties to purchase UAS; (ii) not to dispose of any of the Shares held by such stockholder at the date of the Stockholder Agreement; and (iii) to waive their appraisal rights under the Ohio General Corporation Law.

                 The Stockholder Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

                 CLARCOR and UAS entered into a confidentiality agreement which also includes limitations on CLARCOR's ability to acquire any assets or securities of UAS during a specified period, without the approval of UAS's Board of Directors.

                 Certain stockholders, directors and officers of UAS may be deemed to be "affiliates" of UAS pursuant to the rules and regulations under the Securities Act (the "Affiliates"). The Merger Agreement provides that certain of those Affiliates will enter into agreements (the "Affiliate Agreements") with CLARCOR, each agreeing that such Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of CLARCOR Common Stock issued to such possible Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act or an exemption from the registration requirements of the Securities Act.

                 Except as described in this Item 6, there are no contracts, arrangements, agreements, understandings or relationships between CLARCOR and any person with respect to any securities of UAS. To the knowledge of CLARCOR, except as described in this Item 6, there are no contracts, arrangements, agreements, understandings or relationships between any person listed on
Exhibit I and any person with respect to any securities of UAS.

                 The Merger Agreement and the Stockholder Agreements are listed as Exhibits (a), (b), (c) and (d) under Item 7 hereof, respectively, and are incorporated into this Item 6 by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

(a) Agreement and Plan of Merger dated as of September 23, 1996 among CLARCOR Inc., CUAC Inc. and United Air Specialists, Inc. is hereby incorporated by reference to Exhibit 2 to the CLARCOR Current Report on Form 8-K dated September 23, 1996.

(b) Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and Durwood G. Rorie, Jr. is hereby incorporated by reference to
         Exhibit 10.1 to the CLARCOR Current Report on Form 8-K dated September 23, 1996.

-------------------------                                   -------------------
CUSIP No. 205206-90928820         13D                       Page 8  of 12 Pages
-------------------------                                   -------------------




(c) Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and William A. Cheney is hereby incorporated by reference to Exhibit 10.2 to the CLARCOR Current Report on Form 8-K dated September 23, 1996.

(d) Stockholder Agreement dated as of September 23, 1996 between CLARCOR Inc. and Margaret Stewart Rorie is hereby incorporated by reference to
        Exhibit 10.3 to the CLARCOR Current Report on Form 8-K dated September 23, 1996.

-------------------------                                   -------------------
CUSIP No. 205206-90928820            13D                    Page 9 of 12 Pages
-------------------------                                   -------------------




SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  October 2, 1996

                                        CLARCOR INC.



                                        By:  /s/Bruce A. Klein
                                        --------------------------------------
                                        Name:    Bruce A. Klein
                                        Title:   Vice President-Finance and
                                                 Chief Financial Officer

--------------------------                                 --------------------
CUSIP No. 205206-90928820             13D                  Page 10 of 12 Pages
--------------------------                                 --------------------




                                  SCHEDULE  I
                                  (to Item 2)

                EXECUTIVE OFFICERS AND DIRECTORS OF CLARCOR INC.


                 The name, residence or business address and present principal occupation or employment of each director and executive officer of CLARCOR Inc. are set forth below.


                                                  Present
                                           Principal Occupation
         Name                                   or Employment                              Name and Business Address
         ----                              ---------------------                           -------------------------
*Lawrence E. Gloyd                         Chairman and Chief Executive Officer            CLARCOR Inc.
                                                                                           2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

*Milton R. Brown                           Chairman, President and                         Suntec Industries, Inc.
                                           Chief Executive Officer                         2210 Harrison Avenue
                                                                                           PO Box 7010
                                                                                           Rockford, IL  61125

*Don A. Wolf                               Retired                                         11718 Autumn Tree Drive
                                                                                           Fort Wayne, IN  46845

*Carl J. Dargene                           Chairman                                        AMCORE Financial, Inc.
                                                                                           501 7th Street
                                                                                           PO Box 1537
                                                                                           Rockford, IL  61110

*J. Marc Adam                              Senior Vice President, Marketing                3M
                                                                                           Building 220-14W-02
                                                                                           St. Paul, MN  55144

*Dudley J. Godfrey, Jr.                    President                                       Godfrey & Kahn, S.C.
                                                                                           780 North Water Street
                                                                                           Milwaukee, WI  53202

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CUSIP No. 205206-90928820                    13D           Page 11 of 12 Pages
--------------------------                                 --------------------





                                                  Present
                                           Principal Occupation
         Name                                   or Employment                              Name and Business Address
         ----                              ---------------------                           -------------------------
*Stanton K. Smith, Jr.                     Partner                                         Skadden, Arps, Slate,
                                                                                           Meagher & Flom
                                                                                           919 3rd Avenue
                                                                                           29th Floor, Office 18
                                                                                           New York, NY  10022

*Norman E. Johnson                         President and Chief                             CLARCOR Inc.
                                           Operating Officer                               2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

Bruce A. Klein                             Vice President-Finance                          CLARCOR Inc.
                                           and Chief Financial Officer                     2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

Ronald A. Moreau                           President                                       J.L. Clark, Inc.
                                                                                           2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

David J. Anderson                          Vice President-International/Corporate          CLARCOR Inc.
                                           Development                                     2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

David J. Lindsay                           Vice President-Administration                   CLARCOR Inc.
                                           and Chief Administrative Officer                2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

William F. Knese                           Vice President, Treasurer and                   CLARCOR Inc.
                                           Controller                                      2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

Peter F. Nangle                            Vice President-Information Services             CLARCOR Inc.
                                                                                           2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125

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CUSIP No. 205206-90928820                   13D            Page 12 of 12 Pages
-------------------------                                  --------------------





Marcia S. Blaylock                         Vice President and                              CLARCOR Inc.
                                           Corporate Secretary                             2323 Sixth Street
                                                                                           PO Box 7007
                                                                                           Rockford, IL  61125


*Directors




